
May 9, 2013

Via E-mail
Mr. Stephen M. Jones
Executive Vice President and Chief Financial Officer
Allied Nevada Gold Corp.
9790 Gateway Drive, Suite 200
Reno, Nevada 89521

> **Re:** **Allied Nevada Gold Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2013**
> **File No. 001-33119**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Party Transactions, page 19

1.   In Note 20 to the Consolidated Financial Statements provided in the Form 10-K for the fiscal year ended December 31, 2012, you disclose a related party transaction involving payment of $1.2 million to SRK Consulting, a company at which a vice president's spouse is a principal, during the year ended December 31, 2012. However, this transaction is not disclosed in the Related Party Transactions section of your definitive proxy statement. Please confirm that in future filings you will provide all the information required by Item 404(a) of Regulation S-K with respect to this and any future transaction with SRK Consulting, or advise us why this transaction is not required to be disclosed pursuant to Item 404(a) of Regulation S-K. In your response, please identify the vice

president and address whether the vice president is an executive officer of the company. Please provide draft Item 404(a) disclosure regarding the transaction in your response, if applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tiffany Piland at (202) 551-3589 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director